Exhibit 99.65

Consent of Sindy Cheng

The undersigned hereby consents to the use of their report entitled "Feasibility Study on the Aurizona Gold Mine Project, Maranhao, Brazil" dated as of July 10, 2017, and the information derived therefrom, in Equinox Gold Corp.'s (i) Management's Discussion and Analysis for the year ended December 31, 2018, dated as of March 13, 2019, (ii) Management's Discussion and Analysis for the three months ended March 31, 2019, dated as of May 1, 2019 and (iii) Annual Information Form for the year ended December 31, 2018, dated as of August 9, 2019 as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Equinox Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Sindy Cheng
Sindy Cheng, PEng

Dated: September 9, 2019